Exhibit 21: Subsidiaries of the Registrant

The following represents the significant subsidiaries of the Registrant as of December 31, 2006:

Ryland Homes of California, Inc., a Delaware corporation

Ryland Homes of Texas, Inc., a Texas corporation

Ryland Organization Company, a California corporation

The Ryland Corporation, a California corporation